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                                                   OMB Number:       3235-0145
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              Response USA, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)
                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                   761235506
--------------------------------------------------------------------------------
                                (CUSIP Number)
                                August 16, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
/ /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/ /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.


                              Page 1 of 11 pages

CUSIP No.  761235506

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         Gabriel Capital Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) / /
                                                                       (b) / /

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware



     NUMBER OF        5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY      6      SHARED VOTING POWER
      OWNED BY               0
        EACH
     REPORTING        7      SOLE DISPOSITIVE POWER
       PERSON
        WITH          8      SHARED DISPOSITIVE POWER
                             0



9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                / /


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  0.0%

12       TYPE OF REPORTING PERSON (See Instructions)
                  CO


                              Page 2 of 11 pages

CUSIP No.  482047107

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) / /
                                                                       (b) / /

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States



                      5      SOLE VOTING\POWER
                             0
     NUMBER OF
       SHARES         6      SHARED VOTING POWER
    BENEFICIALLY             0
      OWNED BY
        EACH          7      SOLE DISPOSITIVE POWER
     REPORTING               0
       PERSON
        WITH          8      SHARED DISPOSITIVE POWER
                             0


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                / /


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  0.0%

12       TYPE OF REPORTING PERSON (See Instructions)
                  IN



                              Page 3 of 11 pages

                  (a)      Name of Issuer:

                           Response USA, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           11-H Princess Road
                           Lawrenceville, NJ 08648


Item 2. (a)(b)(c)Name of Person Filing; Address of Principal Business Office or, if none Residence; Citizenship:

                           This Amendment No. 1 to Schedule 13G is being filed jointly by Gabriel Capital Corporation, a Delaware corporation (f/k/a Ariel Management Corp.) ("Gabriel Capital"), which is the Investment Advisor of Ariel Fund Limited, a Cayman Island corporation ("Ariel Fund"), and J. Ezra Merkin ("Merkin"), who is the General Partner of Gabriel Capital L.P., a Delaware limited partnership ("Gabriel") (collectively, the "Reporting Persons"). Merkin is also the sole shareholder, sole director and president of Gabriel Capital. The business address of each of Gabriel, Gabriel Capital and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies. Merkin is a United States citizen.

                  (d)      Title of Class of Securities:

                           Common Stock

                  (e)      CUSIP Number:

                           761235506

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

                  (a)[ ] Broker or Dealer registered under Section 15 of the
                  Act
                  (b)[ ] Bank as defined in section 3(a)(6) of the Act
                  (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act
                  (d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940
                  (e)[ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)


                              Page 4 of 11 pages

                  (f)[ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)
                  (g)[ ] A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G)
                  (h)[ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
                  (i)[ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
                  (j)[ ] Group, in accordance with 13d-1(b)(1)(ii)(J)


Item 4.           Ownership:

                  (a)      Amount Beneficially Owned:0

                  (b)      Percent of Class:0.0%

                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or direct the vote -

                           (ii)     shared power to vote or direct the vote -

                           (iii)    sole power to dispose or direct the
                                    disposition of -

                           (iv) shared power to dispose or direct the disposition of -


Item 5.           Ownership of Five Percent or Less of a Class:

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ x ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  N/A


                              Page 5 of 11 pages

Item 8.           Identification and Classification of Members of the Group

                  N/A

Item 9.           Notice of Dissolution of Group

                  N/A

Item 10.          Certification

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                              Page 6 of 11 pages

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     GABRIEL CAPITAL CORPORATION

                                                     By: /s/ J. Ezra Merkin
                                                         ---------------------
                                                         Name:  J. Ezra Merkin
                                                         Title:  President

                                                         /s/ J. Ezra Merkin
                                                         ---------------------
                                                         J. EZRA MERKIN


Dated:  August 24, 1999



                              Page 7 of 11 pages